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                                                                  EXHIBIT (A)(9)

                                 PRESS RELEASE

NEWS RELEASE
For Immediate Release

              DILLARD'S INC. AND MERCANTILE STORES COMPANY RECEIVE
                  SECOND REQUEST FROM FEDERAL TRADE COMMISSION

    Little Rock, Arkansas, (June 4, 1998)--Dillard's Inc. ("Dillard's") and Mercantile Stores Company, Inc. ("Mercantile") said that the Federal Trade Commission has requested additional information in connection with Dillard's Hart-Scott-Rodino filing relating to its tender offer for all of the outstanding shares of Mercantile. William Dillard, II, Chief Executive Officer of Dillard's, said: "This request was expected. We have previously indicated that if the Federal Trade Commission raises antitrust concerns, we are prepared to work with the Federal Trade Commission to deal with such concerns."

    In addition, Dillard's announced that it has filed a Change in Bank Control Notice with the Office of the Comptroller of the Currency ("OCC") with respect to the acquisition of Mercantile's credit card bank. Dillard's currently expects to receive approval from the OCC for the transfer during the period that it seeks Hart-Scott-Rodino clearance from the Federal Trade Commission, such transfer to become effective upon consummation of the parties' proposed merger.